Exhibit 99.1

Nevada Geothermal Power Inc. Announces Termination of
Option Agreement with Sierra Geothermal Power Inc. for the
Pumpernickel Geothermal Project

VANCOUVER, B.C. (December 19, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that NGP has terminated the option agreement with  Sierra Geothermal Power Inc. (Sierra) whereby Sierra had the right to earn a 50-per-cent interest in Nevada Geothermal Power Inc.’s Pumpernickel project in Nevada.

Under the terms of the option, Sierra was to provide funding for the Pumpernickel work program, make a final cash option payment and issue a final tranche of common shares of Sierra to NGP by December 15, 2008.   With the current state of the economy and volatile capital markets, Sierra was unable to meet its option commitments.

Brian Fairbank President and CEO of NGP stated, “With the value of geothermal projects having increased in value dramatically over the past few years, we are pleased to retain 100% interest in the Pumpernickel project. Significant exploration has been completed at Pumpernickel from 2003 to 2008. NGP will prepare to drill an initial development test well as a next step.   NGP will announce further plans for the Pumpernickel project in 2009.”

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable.  NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries Shelley Kirk, Investor Communications Telephone: 604-638-8784 Toll Free: 866-688-0808 X118

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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